                                                                               .
                                                                               .
                                                                               .

                        ENTERTAINMENT BUILDING, 21/F    MORRISON & FOERSTER
MORRISON | FOERSTER     30 QUEEN'S ROAD CENTRAL
                        HONG KONG                       NEW YORK, SAN FRANCISCO,
                                                        LOS ANGELES, PALO ALTO,
                        TELEPHONE: +852 2585 0888       SAN DIEGO, WASHINGTON, D.C.
                        FACSIMILE: +852 2585 0800
                                                        TOKYO, LONDON, BEIJING,
                        WWW.MOFO.COM                    SHANGHAI, HONG KONG,
                                                        SINGAPORE, BRUSSELS

--------------------------------------------------------------------------------
                     (COMPANY NAME AND ADDRESS IN CHINESE)


March 8, 2006

                                                         Writer's Direct Contact
                                                         852 2585-0856
                                                         PBoltz@mofo.com

Rufus Decker
Accounting Branch Chief
Scott Watkinson
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409
USA


      RE:   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
            FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004, FILE NO. 1-13750
            -------------------------------------------------------------------

Dear Messrs. Decker and Watkinson,

On behalf of Jilin Chemical Industrial Company Limited, a PRC corporation (the "Company"), we are providing to you this letter in response to the comment letter provided by the Staff of the accounting division sent on January 17, 2006. Such comments were made in connection with the Staff's review of the Company's Form 20-F for the fiscal year ended December 31, 2004 filed on May 19, 2005.

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revision will look like. Some of our comments refer to US GAAP literature. If your accounting under International Financial Reporting Standards differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

     The Company notes the Staff's comment and will expand or revise the disclosure in its 2005 Form 20-F, including any additional US GAAP reconciliation footnotes that may be warranted. The Company supplemented the responses below with examples of the 2005 20-F disclosures using 2004 data.

2. Please also discuss the business reasons for the changes between periods in the gross profit and income (loss) of each your segments discussed in Note 30 of your financial statements. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there


PARTNERS: PAUL BOLTZ, TIEN-YO CHAO, PAUL MCKENZIE*, VENANTIUS TAN, ROBERT WOLL
      CONSULTANTS: XIAOHU MA (ADMITTED IN THE PEOPLE'S REPUBLIC OF CHINA) RUPERT LI (ADMITTED IN CALIFORNIA AND THE PEOPLE'S REPUBLIC OF CHINA)
                           *NOT RESIDENT IN HONG KONG

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Two


     is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like, since it will still appear in your next Form 20-F. See Item 5 of Form 20-F.

     In the 2005 Form 20-F, the Company will revise the comparison of 2004 and 2003 in Item 5 as follows:


YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

OVERVIEW

     Total net sales increased by 54.3% to RMB31,857.4 million in 2004 compared with RMB20,652.8 million in 2003. This increase was primarily due to dramatic increases in product sales prices and increases in sales volume of our major products. These increases reflect increases in market prices and demand for petrochemical products resulting from increased crude oil prices and strong economic growth in China.

     Cost of sales increased by 50.7% to RMB28,821.9 million in 2004 from RMB19,125.8 million in 2003, representing 90.5% and 92.6% of total net sales in 2004 and 2003, respectively. The increase in cost of sales was due primarily to the dramatic increase in the cost of crude oil, that comprised the major component of our cost of sales in 2004, and also to increases in the volume of products that we produced and sold in 2004. However, cost of sales as percentage of net sales decreased due to the higher increase in net sales. In 2004, we processed 6.4 million tons of crude oil, up from 5.7 million tons in 2003. The weighted average price of our crude oil increased by 25.4% to RMB2,351 per ton in 2004 from RMB1,875 per ton in 2003.

     Distribution costs and administrative expenses decreased by 22.9% from RMB603.4 million in 2003 to RMB465.2 million in 2004, primarily because of a decrease in the provision for impairment of receivables and other current assets from RMB100.7 million in 2003 to RMB12.4 million in 2004 and our energy saving efforts.

     Based on the above factors, our profits from operations increased by 189.6% in 2004 to RMB2,593.0 million compared with a profit of RMB895.3 million in 2003.

     Interest expenses decreased by 37.2% from RMB429.8 million in 2003 to RMB270.1 million in 2004. The decrease in interest expenses was primarily due to early repayment of outstanding loans from other banks by borrowing lower interest loans to repay higher interest

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Three


loans in 2003, which led to significant decrease in the amount of higher interest loans. We also reduced our total amount of borrowings to RMB3,982.1 million in 2004 from RMB6,509.9 million in 2003.

     In 2004, we had a net foreign exchange loss of RMB8.7 million, compared with a net foreign exchange loss of RMB36.6 million in 2003. Such decrease was due to the fluctuations of foreign exchange rate in 2004, especially the change in the exchange rate of RMB with Japanese Yen and RMB with the Euro. Our outstanding foreign currency loans are subject to float in foreign exchange rate.

     Our share of profit of a jointly controlled entity increased to RMB36.1 million in 2004 from RMB9.7 million in 2003 reflecting increased profitability of Jilin Province BASF JCIC NPG Co., Ltd.

     Based on the foregoing, our profit before tax increased by 453.0% to RMB2,356.6 million in 2004, compared with a profit before tax of RMB426.1 million in 2003.

     In 2004, our income tax benefit was RMB171.4 million as compared with income tax expense of RMB0.27 million in 2003, primarily due to recognition and realization of deferred income taxes that were not recognized in 2003.

     Our minority interests were RMB16.5 million in 2004, compared with the minority interests of RMB1.8 million in 2003 due to the increase of the subsidiaries' losses.

     Based on the foregoing, our net profit increased by RMB2,116.9 million to RMB2,544.5 million in 2004 compared with 2003.


RESULTS OF OUR PRODUCT SEGMENTS

     PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS

     Sales of petrochemical and organic chemical products increased by 57.6% to RMB13,550.4 million in 2004 from RMB8,595.9 million in 2003 (inclusive of inter-segment sales), accounting for 35.9% of aggregate net sales in 2004, up from 33.9% in 2003. The increase was mainly due to an increase of product prices. In 2004, the chemical industry in China grew at a rapid pace and the sale prices of petrochemical and organic products increased in line with the increase of international crude oil price. The weighted average price of petrochemical and organic chemical products increased by 47.3% when compared to 2003, primarily due to the increase in the price of ethylene, propylene, styrene and other products. Aggregate sales volume of petrochemical and organic chemical products rose only

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Four


slightly as our production facilities were already operating at capacity compared with 2003. Among all products:

     Sales of ethylene increased by 100.5% to RMB3,044.1 million in 2004 from RMB1,518.5 million in 2003. The average sales price of ethylene increased by 74.4% to RMB7,977 per ton in 2004 from RMB4,575 per ton in 2003. Sales volume of ethylene increased by 15.0% to 381,616 tons in 2004 from 331,936 tons in 2003.

     Sales of propylene increased by 41.3% to RMB1,248.6 million in 2004 from RMB883.6 million in 2003. The average sales price of propylene increased by 39.2% to RMB5,921 per ton in 2004 from RMB4,254 per ton in 2003. Sales volume of propylene increased by 1.5% to 210,871 tons in 2004 from 207,721 tons in 2003.

     Sales of styrene increased by 57.5% to RMB1,232.4 million in 2004 from RMB782.7 million in 2003. The average sales price of styrene increased by 55.0% to RMB8,878 per ton in 2004 from RMB5,729 per ton in 2003. Sales volume of styrene increased by 1.6% to 138,814 tons in 2004 from 136,623 tons in 2003.

     Sales of other petrochemical and organic chemical products increased by 48.3% to RMB8,025.3 million in 2004 from RMB5,411.1 million in 2003, which was mainly due to an increase of the international sales price of petrochemical and chemical products.

     Inter-segment sales of petrochemical and organic chemical products decreased by 3.8% to RMB782.2 million in 2004 from RMB812.8 million in 2003, which was mainly due to reduced volume of inter-segment sales.

     Cost of sales and other operating expenses related to petrochemical and organic chemical products increased by 34.8% to RMB10,611.1 million in 2004 from RMB7,874.1 million in 2003, which was mainly due to increases of the cost of raw materials, staff, sales and other operating expenses. The international price of crude oil increased significantly in 2004, which resulted in the increase of purchase cost of raw materials of petrochemical and organic chemical products. Average salary and bonus increased because of the improved overall operating performance of the Company in 2004. Sales and other operating expenses increased in line with the increase of sales.

     Segment results from petrochemical and organic chemical products increased by 307.2% to a net profit of RMB2,939.3 million in 2004 from RMB721.8 million in 2003.

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Five


     PETROLEUM PRODUCTS

     Sales of petroleum products increased by 40.1% to RMB18,079.9 million in 2004 from RMB12,906.6 million in 2003 (inclusive of inter-segment sales), accounting for 47.9% of aggregate net sales in 2003, down from 50.9% in 2003. The increase in net sales was due to an increase of sales volume by 24.8% and an increase of weighted average price of products in this segment by 13.4% in 2004 compared with 2003. The increase in sales volume was primarily due to an increase in the volume of crude oil processing.

     Sales of diesel increased by 38.8% to RMB7,794.5 million in 2004 from RMB5,615.3 million in 2003. This is mostly attributable to the fact that the average sales price of diesel increased by 17.0% to RMB2,845 per ton in 2004 from RMB2,432 per ton in 2003 and sales volume of diesel increased by 18.7% to 2,740,052 tons in 2004 from 2,308,923 tons in 2003.

     Sales of gasoline increased by 9.8% to RMB2,917.7 million in 2004 from RMB2,656.3 million in 2003, which was mostly attributable to the fact that the average sales price of gasoline increased by 11.8% to RMB2,826 per ton in 2004 from RMB2,527 per ton in 2003. Sales volume of gasoline decreased by 1.9% to 1,032,551 tons in 2004 from 1,051,274 tons in 2003 because the Company allocated more production capacity to diesel in 2004.

     Sales of catalytic diesel increased by 81.6% to RMB889.8 million in 2004 from RMB489.8 million in 2003. This is mostly attributable to the fact that the average sales price of catalytic diesel increased by 16.0% to RMB2,559 per ton in 2004 from RMB2,226 per ton in 2003, and sales volume of catalytic diesel increased by 58.1% to 347,769 tons in 2004 from 220,032 tons in 2003. The increase of sales volume was mainly due to the increase of purchase demand from customers in 2004.

     Sales of residue oil increased by 115.1% to RMB1,835.6 million in 2004 from RMB853.3 million in 2003. This is mostly attributable to the fact that the average sales price of residue oil increased by 5.1% to RMB1,665 per ton in 2004 from RMB1,585 per ton in 2003, and sales volume of residue oil increased by 104.8% to 1,102,574 tons in 2004 from 538,461 tons in 2003. The increase of sales volume was mainly due to the increase of purchase demand from customers in 2004.

     Inter-segment sales of petroleum products increased by 31.1% to RMB4,702.0 million in 2004 from RMB3,586.5 million in 2003, which was mainly due to increases of product sales price and sales volume.

     Cost of sales and other operating expenses increased by 44.2% to RMB18,555.2

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Six


million in 2004 from RMB12,869.3 million in 2003, which was mainly due to increases of purchase cost of crude oil, staff, sales and other operating expenses. The international price of crude oil increased significantly in 2004, which resulted in the increase of purchase cost of crude oil. Average salary and bonus increased because of the better operating performance of the Company in 2004. Sales and other operating expenses increased in line with the increase of sales.

     Segment results from petroleum products decreased significantly to a net loss of RMB475.3 million in 2004 from a net profit of RMB37.3 million in 2003.


     SYNTHETIC RUBBER PRODUCTS

     Sales of synthetic rubber increased by 58.3% to RMB1,793.7 million in 2004 from RMB1,133.0 million in 2003, accounting for 5.6% of aggregate net sales in 2004, slightly up from 5.5% in 2003. The weighted average price of synthetic rubber increased by 22.2% over 2003 due to increases in the prices of ethylene-propylene rubber and styrene butadiene rubber, while sales volume increased only slightly. In 2004, the chemical industry in China grew at a rapid pace and the sale prices of synthetic rubber products increased in line with the increase of prices for international crude oil.

     Cost of sales and other operating expenses of synthetic rubber products increased by 90.1% to RMB1,476.7 million in 2004 from RMB777.0 million in 2003, which was mainly due to increases of purchase cost of raw materials, staff, sale and other operating expenses. The international price of crude oil increased significantly in 2004, which resulted in the increase of purchase cost of raw materials of synthetic rubber products. Average salary and bonus increased because of the better operating performance of the Company in 2004. Sales and other operating expenses increased in line with the increase of sales.

     Segment results from synthetic rubber products decreased by 11.0% to a net profit of RMB317.0 million in 2004 from RMB356.0 million in 2003.


     CHEMICAL FERTILIZERS AND INORGANIC CHEMICAL PRODUCTS

     Sales of chemical fertilizers and inorganic chemical products increased by 302.9% to RMB664.2 million in 2004 from RMB164.9 million in 2003, accounting for 2.1% of aggregate net sales in 2004, up from 0.8% in 2003. Sales volume increased by 129.9%, and the weighted average price of products in this segment also increased significantly by 75.0% primarily due to the increase in sales volume of liquid ammonia and other inorganic chemicals, which commercial prices are higher than our previous inorganic chemical products, after our synthetic ammonia unit commenced operation.

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Seven


     Cost of sales and other operating expenses of chemical fertilizers and inorganic chemical products increased by 159.8% to RMB744.6 million in 2004 from RMB286.6 million in 2003, which was mainly due to increases of purchase cost of raw materials, sale and overhead expenses.

     Segment results from chemical fertilizers and inorganic chemical products were a net loss of RMB80.4 million in 2004, compared to a net loss of RMB121.8 million in 2003. The decrease in the size of the net loss in 2004 was mainly due to profit gains from our new liquid ammonia product.


     OTHER PRODUCTS AND SERVICES

     Sales from other products and services increased by 43.2% to RMB3,666.2 million in 2004 from RMB2,560.5 million in 2003 (inclusive of inter-segment sales), primarily due to the construction or expansion of certain downstream facilities by enterprises such as PetroChina, Jilin Branch, and Jilin Chemical Group, which resulted in a significant increase in our supply of raw materials and services to them in 2004. The increase was also due to increases of the prices of other products.

     Inter-segment sales of other products and services increased by 33.7% to RMB412.8 million in 2004 from RMB308.7 million in 2003 due to increase of sales volume of services.

     Cost of sales and other operating expenses increased by 42.0% to RMB3,773.8 million in 2004 from RMB2,658.6 million in 2003, which was mainly due to an increase of purchase cost of raw materials.

     Segment results from other products and services were a net loss of RMB107.6 million in 2004, compared to a net loss of RMB98.1 million in 2003.

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

     In the 2005 Form 20-F, the Company will expand the disclosure in the table of contractual cash obligations as follows (with all figures to be modified to correspond to the actual amounts of obligations outstanding as of December 31,
2005):

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Eight

                                         As of December 31, 2004, Payment due by period
                                  Less than
                        Total      1 year      2 years    2-3 years   3-4 years  4-5 years   After 5 years
                      (RMB'000)   (RMB'000)   (RMB'000)   (RMB'000)   (RMB'000)  (RMB'000)      (RMB'000)
Short-term debt       3,086,075   3,086,075         --          --         --         --            --
Long-term debt          896,015          --    167,105     526,055     76,417     47,412        79,026
Interest on debt        227,437     165,279     34,567      14,463       7318        863          4947
Total contractual
 obligations          4,070,298   3,112,125    201,672     540,518     83,735     48,275        83,973

Assumptions:

(1) All debts will be repaid according to the repayment schedules in the respective debt agreements.

(2) The variable interest rate for each debt instrument will not materially fluctuate from the rates in effect for 2004 in future periods.

4. If, as we assume, you assessed your disclosure controls and procedures as of the end of the period covered by your report on Form 20-F, rather than within 90 days of the end of the period, please revise your disclosures to state this. Please refer to Item 15(a) of Form 20-F.

     In the 2005 Form 20-F, the Company will state in Item 15, "Evaluation of Disclosure Controls and Procedures" that it has assessed its disclosure controls and procedures as of the end of the period covered by such annual report.

5. Please disclose the types of expenses that you include in the cost of sales, distribution costs, administrative expenses and other operating (expenses) income line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

     o the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

     o in MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Nine


          network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as distribution costs.

     In the 2005 Form 20-F, the Company will expand Note 2 -- Summary of Principal Accounting Policies to include the following accounting policy:

          Included in the Company cost of sales are primarily cost of inventories sold, and other production related expenses including the depreciation of production plants, machinery and equipment, production personnel salaries, operating lease rentals for plant and machinery, amortization of intangible assets, impairment charges, inventory write down, and repair and maintenance expenses. The inbound freight charges, purchasing and receiving costs, inspection costs and internal transfer cost capitalized in inventories are eventually included in the cost of sales when inventories are sold.

          Costs incurred in relation to the Company's distribution network, including the sales personnel salaries and travel expenses and sales facilities depreciation and lease costs, are included in the distribution costs line item as disclosed in the Company's consolidated income statements.

          Administrative expenses include mostly the provision for impairment of receivables, auditors' remuneration, salary expenses of management personnel and office administration expenses.

          Other operating expenses (income) include mostly the net profit (loss) on the disposal of property, plant and equipment.

     In the 2005 Form 20-F, the Company will expand Item 5, "Operating and Financial Review and Prospects" to include the following disclosure:

          The Company's gross margin may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales whereas entities such as the Company include them as distribution costs, an operating expense line item.

6. Please disclose the nature of the significant receivables for which you recorded a reserve prior to 2002.

     The Company made the following disclosure under the "Operating and Financial

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Ten


Review and Prospects" section of its Form 20-F for the year ended December 31, 2001:

     "We increased the provision for impairment of receivables from RMB 60.9 million in 2000 to RMB 599.6 million in 2001 due to the deteriorating chemical product market in 2001. Due to weak market for final products, many of our customers using our petrochemical products as feedstock experienced financial difficulties, leading to liquidity problems and in some cases even bankruptcies. This severely impacted their ability to pay our trade receivables. Accordingly, based on on-going reviews of our customer's financial conditions we have determined that an increase in our provision for impairment of receivables was required."

     In the 2005 Form 20-F, the Company will expand Note 13 -- Accounts Receivables to include the following disclosure: "The receivables for which we recorded a reserve prior to 2002 were trade receivables arising from the sale of our own products."

7. Please breakout the plant and machinery line item into smaller and more meaningful components. In addition, the range of useful lives for your machinery and equipment of 8 to 28 years is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

     In the 2005 Form 20-F, the Company will revise the property, plant and equipment useful lives disclosure in Note 2 -- Summary of Principal Accounting Policies as follows:

          The Group uses the following useful lives for depreciation purposes:

          Buildings                 10-45 years
          Plant and machinery       10-28 years
          Equipment                 8-28 years
          Motor vehicles            12 years

          Plant and machinery mainly includes petrochemical facilities which have estimated useful lives of 10 to 14 years and power equipment with estimated useful lives of 18 to 28 years.

          Equipment mainly includes mechanical and automatic control equipments which have estimated useful lives of 10 to 14 years, tools and other production equipments with a useful life of 14 years and distribution network with an useful life of 28 years.

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Eleven


     In addition, the Company will revise Note 16 -- Property, Plant and Equipment as follows (with 2005 figures to be modified to correspond to the actual results as of December 31, 2005):

                                 Buildings
                                 and other    Plant and                  Motor   Construction
The Group                        properties   machinery    Equipment   vehicles  in progress      Total
                                                                   (in RMB)
COST OR VALUATION
December 31, 2003                 1,753,083   11,948,861   2,465,536    144,001      35,492     16,346,973
Additions                            31,615       24,300       4,817     41,134     440,135        542,001
Transfer to Fixed Asset              11,984      179,784     211,159      9,831    (412,758)             -
Transfer to Intangible Asset              -            -           -          -     (10,257)       (10,257)
Disposals                           (24,008)    (136,419)    (45,129)   (15,080)          -       (220,636)
December 31, 2004                 1,772,674   12,016,526   2,636,383    179,886      52,612     16,658,081

DEPRECIATION

December 31, 2003                   711,749    3,857,262   1,752,311     96,116           -      6,417,438
Depreciation for the year            82,846      754,455     178,722     21,169           -      1,037,192
Disposals                           (12,660)    (119,056)    (26,650)   (14,393)          -       (172,759)
December 31, 2004                   781,935    4,492,661   1,904,383    102,892           -      7,281,871
PROVISION FOR IMPAIRMENT
December 31, 2003                         -            -           -          -          --
Depreciation for the year                 -            -           -          -       7,220          7,220
December 31, 2004                         -            -           -                  7,220          7,220
NET BOOK VALUE
December 31, 2004                   990,739    7,523,865     732,000     76,994      45,392      9,368,990
December 31, 2003                 1,041,334    8,091,599     713,225     47,885      35,492      9,929,535

8. We have reviewed your policy of capitalizing technical know-how under IFRS in note 2(G)(i). Please provide us with additional information to help us understand the appropriateness of your capitalization of acquired technical know-how under US GAAP, including SFAS 141 and 142.

     The Company measured and recognized the technical know-how acquired with the purchase of production facilities based on its fair value in accordance with FAS 142, paragraph 9. There are active markets for the related production facilities and technical know-how that the Company has purchased. The recognized values of such production facilities and technical know-how under the relevant contracts are substantially in conformity

MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Twelve


with their market price. The Company performed a rigorous evaluation and noted the sum of the fair value of the individual assets did not exceed the purchase costs of technical know-how and related production facilities provided for in the relevant contracts.

9. We have reviewed your policy of carrying inventory at the lower of cost or net realizable value in note 2(H). However, we also note that the balance sheet and note 14 appear to indicate that inventory is carried at an amount in excess of net realizable value. Please advise.

     Pursuant to the disclosure requirements under paragraph 34 of IAS 2-Inventories, the Company bifurcated in Note 14 -- Inventories, the carrying value of each inventory type into two categories: 1) inventories carried at cost and 2) inventories carried at net realizable value, as of December 31, 2003 and 2004. Category one includes inventories recorded at cost, whereas category two includes those with provisions for write downs, representing inventories stated at net realizable value which is lower than cost. The aggregate of these two categories agreed to the total balance of inventories at December 31, 2003 and 2004 as disclosed in the consolidated balance sheets.

10. Please also address how the significant difference between the carrying value of your inventory and its net realizable value is reflected in your reconciliation from IFRS to US GAAP. Please tell us how your accounting under US GAAP is consistent with paragraph 8 of Chapter 4 of ARB 43.

     Under IFRS, the Company accounts for inventories in accordance with IAS 2 which requires the inventories to be stated at the lower of cost or net realizable value.

     Under US GAAP, the Company's accounting for inventories is consistent with ARB 43, Chapter 4, Paragraph 8. In situations where the utilities of the inventories have diminished by damage, deterioration, obsolescence, or change in pricing, etc., losses are recognized. Such losses are measured by applying the rule of pricing inventories at cost or market, whichever is lower. Market value is defined as being current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value less a normal profit margin. Similar to IFRS, net realizable value is defined under US GAAP as the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal.

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
MORRISON | FOERSTER
-------------------
(NAME IN CHINESE)


Rufus Decker
Scott Watkinson
March 8, 2006
Page Thirteen


     As the Company applied the upper limit to the inventory current replacement costs, there are no GAAP differences between the Company's accounting of inventories between ARB 43 and IAS 2 at December 31, 2003 and December 31, 2004.

                                      * * *

     Thank you in advance for your prompt attention to the foregoing. Should any member of the Staff have questions with respect to any of the foregoing responses, please do not hesitate to contact the undersigned at (852) 2585-0856 or Steven L. Toronto at (86-10) 6505-9090.


Yours very truly,




Paul W. Boltz, Jr.


cc:   Zhaobin Wei -- Jilin Chemical Industrial Company Limited
      Ye Xu -- Jilin Chemical Industrial Company Limited
      Yunfei Shao -- PricewaterhouseCoopers
      Steven L. Toronto -- Morrison & Foerster LLP

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